Hudson Capital Inc.

Hudson Capital Merger Sub I Inc.

19 West 44th Street, Suite 1001

New York, NY 10036

VIA EDGAR & TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth

Re:	Hudson Capital Merger Sub I Inc.
Registration Statement on Form S-1
File No. 333-253126

Ladies and Gentlemen:

Hudson Capital Merger Sub I Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 (the “Registration Statement”), with related amendments. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Jane Tam at (202) 524-8470 or at jtam@loeb.com.

Sincerely,

/s/ Warren Wang
Warren Wang
Chief Executive Officer